

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2023

Houqi Zhang
Chief Executive Officer
Autozi Internet Technology (Global) Ltd.
Block A, Building No. 16
Yonyou Software Park, No. 68 Beiqing Road
Haidian District, Beijing, China

> **Re: Autozi Internet Technology (Global) Ltd.**
> **Amendment No.1 to Draft Registration Statement on Form F-1**
> **Submitted March 17, 2023**
> **CIK No. 0001959726**

Dear Houqi Zhang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Cover page

1. We note your response to comment 3. Please revise to also discuss cash transfer limitations applicable to Hong Kong, given your Hong Kong subsidiary. Please make consistent revisions in your prospectus summary and throughout the prospectus.

2. We note your response to comment 5. Please revise to state the source of the cash management policies you describe, for example whether they are contractual in nature, pursuant to regulations, internal written policies established by the board, etc.

3. We note your disclosure here and throughout the prospectus that your auditor is subject to

inspection "at least every three years." Please tell us why that is the case given the amendments made to the HFCAA, or revise to reflect that your auditor is subject to inspection at last every two years.

Prospectus Summary, page 1

4.   We note your response to comment 12 and reissue. Please revise your summary section to disclose each permission or approval that you and your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from CSRC, CAC or other governmental agencies and the basis for your conclusions. If you did not use counsel in making such determinations, please state why. State affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please also revise to make conforming changes in your risk factor disclosure, as applicable.

Recent Regulatory Developments
CSRC Filing Requirements for Overseas Listing, page 4

5.   We note your response to comment 8. Please revise your disclosure here and throughout the prospectus where you discuss the Trial Measures to state whether you believe you are required to comply with the Trial Measures and the basis for this determination. If you did not use counsel to make this determination, please state why. Additionally, expand your disclosure to discuss the risks to investors if there is a chance that the company lists before receiving CSRC approval, and whether your offering is contingent upon receipt of approval from the CSRC.

Conventions that Apply to this Prospectus, page 11

6.   We note your response to comment 4. Please revise to clarify your definitions of "PRC subsidiaries" and "operating subsidiaries" by disclosing under which category each of your subsidiaries fit. In this regard, we note your disclosure on the cover page that you conduct your business through Autozi Internet Technology Co., Ltd., an indirect substantially owned subsidiary of the Company, and 12 first-level operating subsidiaries owned by Autozi Internet Technology Co., Ltd, and that all of these 13 operating subsidiaries are established under the laws of the PRC. Please also include definitions of "the Group," "our Company" and "Hong Kong subsidiaries."

Failure to obtain, renew, or retain licenses, permits or approvals may affect our ability to conduct or expand our business..., page 32

7.   Please revise this risk factor to clarify whether you believe you are required to obtain each permission and approval discussed, and to state the basis upon which you made such determination for each permission and approval discussed. Revise to clarify the meaning of the following sentence: "In addition to complying with applicable laws and regulations, including requirements of the CAC and any other Chinese authorities, which remains uncertain as to whether we are required to obtain any such consent." We note your statement that "other than those requisite for a domestic company in China to engage in the businesses similar to ours and as disclosed in this prospectus, [you] are not required to obtain any additional permission from Chinese governmental authorities...to approve [y]our current business operations in China"; please revise to clarify which permissions and approvals are requisite for you to operate your business in China. Also expand this or another risk factor, as appropriate, to disclose each permission and approval you are required to obtain to offer your securities to foreign investors, and to state whether you have obtained all such required permissions/approvals.

Risk Factor
The approval of and the filing with the CSRC or other Chinese government authorities may be required, page 55

8.   Please revise to state the basis for your determinations regarding whether or not you are required to obtain each of the permissions and approvals discussed in this risk factor. Revise to explain why the 2021 Negative List, which has been in effect for over a year, is "relatively new" and you are, therefore, unable to ascertain whether you "will be subject to these new requirements."

We are subject to a variety of laws and regulations regarding cybersecurity and data protection..., page 57

9.   We note your response to comment 14. Please revise your disclosure on page 57 to clarify whether you relied on the opinion of counsel for your reasoning about why you believe that neither you nor any of our PRC subsidiaries are subject to the cybersecurity review by the CAC under the 2022 Cybersecurity Review Measures with respect to the offering of your securities or the business operations of your PRC subsidiaries. If you did not, please state why and the basis for your determination. Here and elsewhere where you state that you are "applying for cybersecurity review," please provide further disclosure regarding why you are doing so when you do not believe you are required to and how this application process may affect your ability to conduct/complete this offering and the timing thereof.

Management Discussion and Analysis and Results of Operations
Going Concern, page 102

10.   We note your response to comment 22. Please revise to outline the material terms of the agreements related to financing from third-party investors, related parties and bank borrowings. Discuss the duration of the agreement including the status of your negotiations to extend bank loans, convertible bonds and corresponding interests payable as discussed on page 104, repayment arrangements and other material requirements. Please also file the agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K. Alternatively, please tell us why you are not required to do so.

Financial Statements, page F-1

11.   Refer to your response to comment 29. Although retroactive application of the Reorganization is appropriate as you state, the Reorganization is a combined group of commonly controlled entities for which presentation of combined financial statements is appropriate pursuant to the definition of "combined financial statements" in ASC 810-10-20 and guidance in ASC 810-10-45-10 and 55-1B. Please revise your presentation accordingly and obtain and file an audit report that references the financial statements as "combined."

Notes to Consolidated Financial Statements
Note 1. Organization and principal activities
(a) Principal activities, page F-7

12.   We note in your response to comment 33 you will vigorously develop new energy vehicle sales pattern in the future. Though revenues from new energy vehicle sales only account for a small amount at this time, please disclose your accounting policy for new energy vehicle sales and related cost of revenue given your expected increased focus on these sales. Your disclosure should include all details necessary for an investor to fully and clearly understand how revenues from and associated costs of sales of new energy vehicles are determined and accounted for.

13.   Refer to your response to comment 33 regarding MBS stores. Please:
    1.   Clarify in your disclosure if your parts and accessories on site at the stores are sold to the stores solely for their use in performing insurance related services for you or if you additionally sell parts and accessories to the stores for use in conducting their own services including walk in sales.
    2.   Clarify for us the reason for only an immaterial quantity of on-site products mentioned in (2), how such amount is sufficient for stores to fully and timely perform services, and who determines the amount of inventory to be located in stores and how the amount is determined.
    3.   Clarify for us what "in bulk" means in (3) regarding the Group generating revenue

from providing services to insurance companies.

4. When you pay stores for the service cost of insurance services the stores perform, clarify in your disclosure if the cost includes the value of parts and accessories you sold to the stores for their use in performing the services and is factored by you into the amount you bill insurance companies.

14. On page 136 in regard to material terms in your MBS store agreements you mention you are obligated to pay service fees to the stores for the conclusion of automotive sales transactions. Please tell us where your accounting treatment of this is addressed in the notes to the financial statements. You also mention you usually charge a one-off initial fee to stores on an annual basis. Please explain to us and disclose what this represents and how this is addressed in your revenue recognition policy.

(l) Revenue recognition
New car sales, page F-13

15. Please address the following as they pertain to your parallel import car transactions and revise your disclosures to incorporate your responses as appropriate.
1. In the response to comment 35 you state you first receive "potential" orders from downstream customers. Explain why the orders are considered as potential. Explain what your obligation is regarding potential orders. If orders are tentative, explain how and when they become firm. If orders/sales contracts are cancellable by either party, explain when this can occur and under what circumstances, and the consequences to each of you and customers (e.g., deposits are refundable, penalties, fees).
2. Explain whether customer orders specify the desired vehicle. If not, explain what orders represent and when specification of vehicles is made and how.
3. The point in time a contract is established with customers and what evidences that a contract has been established. In this regard, you state in the response to comment 35 you enter into the contract and sell vehicle to end customers when vehicles are available at port warehouse. If this is true, explain why this is the case, and why a contract is not established when the specific vehicle is identified and agreed to by the customer.
4. The point in time when customers know the price of vehicles, and what evidences this and customers' acceptance of the price. Explain how the complete and full sale price is established. Explain how and when the amount of the full deposit for the purchase price is determined and collected from customers.
5. Which party specifies customizations of vehicles, when and where do customizations occur, and who performs the customizations. At what point is vehicle pricing adjusted for customizations, when are customers notified of the adjusted price and when do customers accept the final adjusted price and how is this evidenced.
6. Explain whether the full deposit for the purchase price you collect from customers includes adjustments to the vehicle sale price for customizations. If so, state when

this occurs.

7. In 6(1) of the response to comment 35 you state aspects of what you believe denotes you obtain control and legal title of vehicles. Explain the point in time you obtain title/ownership. Explain to us whether it is your name or the customer's name that is on each of the documents mentioned. If it is your name, explain when the documents become in the name of customers. Explain the point in time ownership/title transfers to customers and what evidences this.

8. Explain how you are able to direct the use of vehicles as stated in the response to comment 35(6) when you are fulfilling specific orders for specific customers from whom you have collected full deposits for the purchase price of the vehicles.

9. Explain the circumstances if vehicles do not pass customs and consequences to each of you, customers and suppliers.

10. In the response to comment 35(6), you state you do not have unconditional right to return vehicles to the upstream importer. Explain who the "upstream importer" is. State whether there are any cancellation/return provisions with the upstream importer and/or suppliers and the consequences to each party when there is a cancellation or return.

16. In regard to your parallel import car transactions, you state in the response to comment 35 that you bear the risk of loss due to physical damage, decline in value or obsolescence. Please address how you have the risk of loss concerning the following:

1. A decline in value, obsolescence or other risk of loss when you are fulfilling specific orders of specific customers and you collect full deposits for the purchase price from the customers from which to pay the cost of the vehicles to suppliers. Since you obtain vehicles to satisfy specific orders for them, it appears you do not possess the vehicles any longer than necessary to perform the required steps to complete the sale and transfer of the vehicles.

2. Physical damage when you state in the response to comment 37 that the end customers always purchase an insurance. It appears that the risk of loss has been transferred to insurers and you are relieved of any risk of liability under the regulations referred to in the response to comment 37. In this regard, explain to us the point in time the customers purchase an insurance and when it the insurance is effective.

17. The graphic on page 124 refers to used car trading being conducted on your platform. Please explain to us what your role is in these transactions and whether you accept trade ins for any of the vehicle transactions you perform. If you are involved with trade ins, expand your disclosures to discuss your accounting for them.

Auto parts and auto accessories sales, page F-13

18. You state in your response to comment 33 you only provide parts and accessories to MBS stores. Please revise your disclosure here to clarify that the "customer" is solely MBS stores.

19.   In your response to comment 33 your state you place parts and accessories in MBS stores and the stores are charged for them as they use them. Your disclosure here indicates parts and accessories are located in MBS stores based on fulfilling orders by the stores. Please clarify in your disclosure who is the responsible party for stocking and determining the amount of inventory of parts and accessories in MBS stores. Further, clarify in your disclosure the party (you or MBS stores) that owns the inventory of parts and accessories in MBS stores and when ownership of items are transferred from you to the stores. Additionally, clarify in your disclosure whether inventory of parts and accessories are solely located in MBS stores or if inventory is also located in your facilities.

20.   On page 138 you disclose you procure automotive products from manufacturers and deliver those products to your regional contracted parts dealers. Please reconcile this to your statement in the response to comment 35 that you provide automotive products only to MBS stores. Explain to us and disclose what contracted parts dealers are and how they relate to your business operations.

Automotive insurance related services, page F-13

21.   In your response to comment 33, please clarify and disclose what you mean that you are "primarily" responsible for the service quality to the insurance companies. Explain to us and disclose as appropriate the consequences and process if the quality is not acceptable to the insurance companies. For example, tell us and disclose whether (i) you would be responsible if any re-work is required, (ii) you would pay the MBS stores for any re-work they perform, and (iii) if insurance companies may seek refunds. If any amounts are refundable to insurance companies, disclose whether you seek any restitution from MBS stores.

22.   On page 126 under "An ecosystem of expansive product ..." you mention increase in "our insurance sales." Please clarify for us and in your disclosure what you mean by your insurance sales.

23.   The disclosure on page 141 in regard to claim and repair service platforms appears to indicate you only facilitate these transactions for the parties involved through your platforms rather than you entering into contracts with insurance companies and MBS stores for the performance of these services on your part as disclosed in the revenue recognition accounting policy note to the financial statements. Please clarify for us and in the appropriate disclosure your role for these services.

Note 4. Deconsolidation of subsidiaries, page F-21

24.   Please address the following as they relate to your response to comment 32:
  • Clarify what you mean by "deregistered" in reference to the deconsolidation of your subsidiaries;
  • Disclose your relationship to the party to whom you transferred Beijing E-commerce;
  • You show cash out flows for the disposal of subsidiaries on your consolidated statements of cash flows, while not mentioning any cash transaction in your

disclosure on page F-21. Disclose cash transactions that occurred as a part of the disposals;

• Disclose the carrying amount of the former subsidiary's assets, liabilities, and the noncontrolling interest in the former subsidiaries that were deconsolidated; and

• Explain how your write-off of the accumulated deficit of the former subsidiaries complies with your accounting policy disclosed on page F-10.

You may contact Keira Nakada at 202-551-3659 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Yang Ge, Esq.